                               EXHIBIT NO. 99.2

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C. 20429



                                   FORM F-4

         QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                         FDIC Certificate No. 28 178-6
                                              --------


                            Northwest Savings Bank
                ----------------------------------------------
               (Exact name of bank as specified in its charter)


                                 Pennsylvania
                       --------------------------------
           (State or jurisdiction of incorporation or organization)


                                  23-2790930
                        ------------------------------
                      (I.R.S. Employer Identification No.)


Second at Liberty Avenue
Warren, Pennsylvania                                   16365
-------------------------                              -----
(Address of principal executive office)             (Zip Code)


         Bank's telephone number, including area code:  (814)726-2140


                                Not applicable
                -----------------------------------------------
   (Former name, former address and former fiscal year, if change since last report)

     Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days.  Yes   X    No _____
                       -----

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 23,376,000 shares of the Bank's common stock outstanding as of September 30, 1996.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES



                                     INDEX



PART I              FINANCIAL INFORMATION                             PAGE
Item 1.             Financial Statements                              1 - 5

                    - Consolidated Balance Sheets

                    - Consolidated Statements of Income

                    - Consolidated Statements of Cash Flows

                    - Notes to Consolidated Financial Statements

Item 2.             Management's Discussion and Analysis of           6 - 11
                    Financial Condition and Results of
                    Operations


PART II             OTHER INFORMATION                                 12 - 14

                         ITEM 1. FINANCIAL STATEMENTS



                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)

                                                               SEPTEMBER 30,       JUNE 30,
                          ASSETS                                   1996              1996
-----------------------------------------------------------   ---------------    ------------
CASH AND CASH EQUIVALENTS                                    $         17,425    $     13,806
INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL
    INSTITUTIONS                                                       18,826          30,498
MARKETABLE SECURITIES AVAILABLE FOR SALE                              237,948         241,475
MARKETABLE SECURITIES HELD-TO-MATURITY (MARKET VALUE
    OF $150,659 AND $154,737)                                         152,573         156,018
         TOTAL CASH, INTEREST-BEARING DEPOSITS AND            ---------------     -----------
         MARKETABLE SECURITIES                                        426,772         441,797
LOANS RECEIVABLE, NET OF ALLOWANCE FOR ESTIMATED
    LOSSES OF $13,284 AND $13,130                                   1,410,851       1,374,955
ACCRUED INTEREST RECEIVABLE                                            10,112           9,499
REAL ESTATE OWNED                                                       4,760           5,771
FEDERAL HOME LOAN BANK STOCK, AT COST                                  10,811          10,811
PREMISES AND EQUIPMENT, NET                                            18,051          17,768
INTANGIBLES                                                             9,130           9,648
OTHER ASSETS                                                           11,045           7,676
                                                              ---------------     -----------
               TOTAL ASSETS                                  $      1,901,532       1,877,925
                                                              ===============     ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------
LIABILITIES:
    DEPOSITS                                                 $      1,532,931       1,450,047
    BORROWED FUNDS                                                    148,558         211,761
    ADVANCES BY BORROWERS FOR TAXES AND INSURANCE                       6,384          12,268
    ACCRUED INTEREST PAYABLE                                            5,032           4,128
    OTHER LIABILITIES                                                  21,460           9,070
                                                              ---------------     -----------
        TOTAL LIABILITIES                                           1,714,365       1,687,274

SHAREHOLDERS' EQUITY:
    COMMON STOCK, $.10 PAR VALUE: 50,000,000 SHARES
        AUTHORIZED, 23,376,000 ISSUED AND OUTSTANDING                   2,338           2,338
    PAID-IN CAPITAL                                                    67,671          67,671
    RETAINED EARNINGS                                                 122,537         125,239
    NET UNREALIZED GAIN/(LOSS) ON SECURITIES AVAILABLE-
        FOR- SALE, NET OF INCOME TAXES                                    434           1,325
    UNEARNED EMPLOYEE STOCK OWNERSHIP PLAN SHARES                      (3,328)         (3,328)
    UNEARNED RECOGNITION AND RETENTION PLAN SHARES                     (2,485)         (2,594)
                                                              ---------------     -----------
                                                                      187,167         190,651
                                                              ---------------     -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $      1,901,532    $  1,877,925
                                                              ===============     ===========

See accompanying notes to unaudited consolidated financial statements

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                            (AMOUNTS IN THOUSANDS)

                                                                THREE MONTHS
                                                              ENDED SEPTEMBER 30,
                                                              1996           1995
                                                            --------       --------
INTEREST INCOME:
    LOANS RECEIVABLE                                        $30,504         26,526
    MORTGAGE-BACKED SECURITIES                                4,785          4,124
    INVESTMENT SECURITIES                                     1,639          1,138
    INTEREST EARNING DEPOSITS                                   112            543
                                                            --------       --------
            TOTAL INTEREST INCOME                            37,040         32,331
INTEREST EXPENSE:
    SAVINGS DEPOSITS                                         17,367         14,884
    BORROWED FUNDS                                            2,274          1,427
                                                            --------       --------
            TOTAL INTEREST EXPENSE                           19,641         16,311
                                                            --------       --------
            NET INTEREST INCOME                              17,399         16,020
PROVISION FOR POSSIBLE LOAN LOSSES                              217            281
            NET INTEREST INCOME AFTER PROVISION
              FOR POSSIBLE LOAN LOSSES                       17,182         15,739
                                                            --------       --------
NONINTEREST INCOME:
    LOAN SERVICE CHARGES                                        277            176
    SERVICE FEES ON DEPOSIT ACCOUNTS                            339            299
    GAIN ON SALE OF MARKETABLE SECURITIES (NET)                   0              0
    GAIN ON SALE OF LOANS (NET)                                 (54)          (186)
    GAIN ON SALE OF REAL ESTATE OWNED                           230            122
    DIVIDENDS ON FHLB STOCK                                     173            156
    OTHER OPERATING INCOME                                      638            520
                                                            --------       --------
            TOTAL NONINTEREST INCOME                          1,603          1,087

NONINTEREST EXPENSES:
    COMPENSATION AND EMPLOYEE BENEFITS                        6,341          4,967
    PREMISES AND OCCUPANCY COSTS                              1,219          1,067
    OFFICE OPERATIONS EXPENSE                                   647            542
    SAIF RECAPITALIZATION ASSESSMENT                          8,565              0
    FEDERAL INSURANCE PREMIUMS                                  804            728
    DATA PROCESSING                                             260            272
    CHECK PROCESSING AND ATM EXPENSE                            391            306
    BANK SERVICE CHARGES                                        227            183
    MARKETING                                                   266            180
    LEGAL, AUDIT AND PROFESSIONAL EXPENSE                       247            423
    PROVISION FOR FORECLOSED REAL ESTATE                         32            101
    REAL ESTATE OWNED EXPENSE                                   141            154
    OTHER EXPENSES                                              841            397
                                                            --------       --------
            TOTAL NONINTEREST EXPENSE                        19,981          9,320
                                                            --------       --------
            INCOME BEFORE INCOME TAXES                       (1,196)         7,506
            STATE AND FEDERAL INCOME TAXES                     (364)         2,988
                                                            --------       --------
                  NET INCOME                                   (832)         4,518
                                                            ========       ========

See accompanying notes to unaudited consolidated financial statements.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                      Consolidate Statement of Cash Flows
            For the Three Months Ending September 30, 1996 and 1995

                            (AMOUNTS IN THOUSANDS)


                                                               Quarter        Quarter
                                                                Ending         Ending
                                                               9/30/96        9/30/95
                                                             -----------    -----------
OPERATING ACTIVITIES
Net Income                                                   $      (832)   $     4,518
Adjustments to reconcile net income to net cash
 provided by operations
     Provision for possible loan losses                              217            281
     Net loss (gain) on sales of assets                             (199)           (57)
     Depreciation of premises and equipment                          460            399
     Amortization of deferred loan fees                             (249)          (184)
     Decrease (increase) in other assets                          (2,076)         2,163
     Increase (decrease) in other liabilities                     13,294         (2,710)
     Amortization of premiums (discounts)
       on marketable securities                                     (112)          (100)
     Noncash compensation expense related to
       stock benefit plans                                           109              0
     Other                                                             0            (46)
                                                             -----------    -----------

       Net cash provided by operating activities                  10,612          4,264


INVESTING ACTIVITIES
     Purchase of marketable securities held-to-maturity                0         (3,000)
     Purchase of marketable securities available-for-sale         (1,646)        (5,091)
     Proceeds from maturities and principal reductions
       of marketable securities held-to-maturity                   4,322          2,103
     Proceeds form maturities and principal reductions
       of marketable securities available-for-sale                 2,402            842
     Proceeds from sales of marketable securities                      0              0
     Loan originations                                          (144,220)      (121,175)
     Proceeds from loan maturities and principal reductions       89,855         69,637
     Proceeds from loan sales                                     18,560         20,117
     Purchase of Federal Home Loan Bank Stock                          0              0
     Proceeds from sale of real estate owned                       1,151            358
     Purchase of real estate for investment                         (273)          (234)
     Purchase of premises and equipment                             (743)        (1,787)
     Payment for acquisitions, net of cash acquired                    0              0
                                                             -----------    -----------
       Net cash used by investing activities                     (30,592)       (38,230)

                                  (Continued)

                      NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                Consolidated Statement of Cash Flows, Continued

                            (Amounts in thousands)

                                                        Quarter        Quarter
                                                        Ending         Ending
                                                        9/30/96        9/30/95
                                                       ---------      ---------
FINANCIAL ACTIVITIES
     Increase in deposits, net                        $  82,884       $ (3,252)
     Net increase (decrease) in borrowings              (63,203)        (3,415)
     Increase (decrease) in advances by borrowers for
       taxes and insurance                               (5,884)        (5,241)
     Common stock acquired by ESOP                            0              0
     Cash dividends paid                                 (1,870)        (1,733)
     Proceeds from sale of stock                              0              0
     Capitalization of Northwest Bancorp, MHC                 0              0
                                                       --------        -------
       Net cash provided by financing activities         11,927        (13,641)

Net increase (decrease) in cash and cash equivalents  $  (8,053)      $(47,607)
                                                       ========        =======

Cash and cash equivalents at beginning of period      $  44,304       $ 70,061
Net increase (decrease) in cash and cash equivalents  $  (8,053)      $(47,607)
                                                       --------        -------
Cash and cash equivalents at end of period            $  36,251       $ 22,454
                                                       ========        =======

                         NOTES TO FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION
     ---------------------

The accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations. The consolidated statements have been prepared using the accounting policies described in the financial statements included in Northwest Savings Bank's Annual Report and on Form F-2 for the fiscal year ended June 30, 1996. Certain items previously reported have been reclassified to conform with the current year's reporting format. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year.


(2)  PRINCIPLES OF CONSOLIDATION
     ---------------------------

The accompanying unaudited consolidated financial statements include the accounts of Northwest Savings Bank and its wholly owned subsidiaries, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc., Rid Fed, Inc., Northwest Finance Company, Great Northwest Corporation and Power Funding Group, Inc. All significant intercompany items have been eliminated.


(3)  RECAPITALIZATION OF SAIF
     ------------------------

On September 30, 1996 Congress enacted into law a one-time special assessment to recapitalize the FDIC's Savings Association Insurance Fund. All institutions holding SAIF insured deposits as of March 31, 1995 will pay a one-time assessment on November 27, 1996 of .657% on those deposits. Accordingly, based on Northwest's level of assessable deposits, the respective SAIF assessment will be $8.5 million. Under generally accepted accounting procedures, this assessment was required to be recorded as of September 30, 1996. The effect of this assessment on the income of Northwest Savings Bank for the quarter ended September 30, 1996 was $5.4 million after tax. Effective October 1, 1996, as a result of the SAIF now being fully funded, the premium Northwest pays for deposit insurance fell to .064% of insured deposits from the previous level of
 .23%. Based upon the Bank's current amount of insured deposits, the reduction in premium will result in an increase in annualized after-tax earnings of approximately $1.5 million. For the fiscal year ended June 30, 1997, this reduction in FDIC insurance premium will increase annualized after tax earnings by approximately $1.1 million.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


DISCUSSION OF FINANCIAL CONDITION CHANGES FROM JUNE 30, 1996 TO SEPTEMBER 30,
-----------------------------------------------------------------------------
1996
----

ASSETS
------

At September 30, 1996, the Bank had total assets of $1.902 billion, an increase of approximately $23.6 million from June 30, 1996. This increase was funded primarily from an $82.9 million increase in deposits which was partially offset by a $63.2 million decrease in borrowed funds.

Cash and cash equivalents, interest-bearing deposits and marketable securities totalled $426.8 million at September 30, 1996, a decrease of $15.0 million, or 3.4%, from $441.8 million at June 30, 1996. This decrease resulted primarily from the Bank shifting funds from interest-bearing deposits to loans receivable which generally have higher interest rates. Net loans receivable increased by $35.9 million, or 2.6%, to $1.411 billion at September 30, 1996 from $1.375 billion at June 30, 1996 as loan demand remained strong in all of the Bank's market areas.


LIABILITIES
-----------

Deposits increased by $82.9 million, or 5.7%, to $1.533 billion at September 30, 1996 from $1.450 billion at June 30, 1996. This favorable increase resulted from the successful promotion of certificates of deposit as well as the successful integration and growth of new branches. Borrowed funds decreased $63.2 million, or 29.8%, to $148.6 million at September 30, 1996 from $211.8 million at June 30, 1996. This decrease primarily resulted from the repayment of overnight borrowings from the FHLB because of the previously mentioned strong growth in deposits. Advances by borrowers for taxes and insurance decreased by $5.9 million, or 48.0%, to $6.4 million at September 30, 1996 from $12.3 million at June 30, 1996. This substantial decrease typically occurs in the third calendar quarter of each year as real estate taxes are paid for a substantial number of the Bank's mortgage customers. Other liabilities increased $12.4 million, or 136.3%, to $21.5 million at September 30, 1996 from $9.1 million at June 30, 1996. The primary reason for this increase was an accrual in the amount of $8.5 million at September 30, 1996 relating to the one-time SAIF assessment as previously mentioned.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Total capital at September 30, 1996 was $187.2 million, a decrease of $3.5 million, or 1.8%, from $190.7 million at June 30, 1996. This decrease was attributable to a net operating loss of $832,000 for the three months ended September 30, 1996 along with the payment of stock dividends in the amount of $1.9 million. Also contributing to this decrease was a reduction in the net unrealized gain on securities available-for-sale in the amount of $891,000.

As of September 30, 1996, all capital requirements were exceeded. The required, actual, and excess capital levels as of September 30, 1996 are as follows: (in thousands)

                          Required                Actual
                          --------                ------

                                                       % of
                                                       Assets       Excess of
                                                       or Risk-    Actual Over
                             % of                      Based        Regulatory
                      Amount    Assets     Amount      Assets      Requirements
                      ------    ------     ------      ------      ------------
GAAP Capital             -        -        187,167      9.90%           -

Total Risk-Based
Capital Ratio          79,388    8.00%     190,210     19.17%         110,822
Tier 1 Leverage
Capital Ratio          56,713    3.00%     177,795      9.41%         121,082
Tier 1 Risk-Based
Capital Ratio          39,694    4.00%     177,795     17.92%         138,101

At September 30, 1996 the Bank was required by FDIC regulations to maintain minimum levels of liquid assets. The Bank's internal liquidity requirement is based upon a percentage of deposits and borrowings ("liquidity ratio"). The Bank historically has maintained a level of liquid assets in excess of regulatory and internal requirements, and the Bank's liquidity ratio at September 30, 1996 was 25.32%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes and insurance on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments.


NONPERFORMING ASSETS
--------------------

The following table sets forth information with respect to the Bank's nonperforming assets. Nonaccrual loans are those loans on which the accrual of interest has ceased. Loans are placed on nonaccrual status when they are more than 90 days contractually delinquent. Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession. Foreclosed property is carried at the lower of its fair value or the principal balance of the related loan. Nonperforming assets increased $1.0 million, or 6.5%, to $16.3 million at September 30, 1996 from $15.3 million at June 30, 1996. Management believes that this increase is seasonal and does not indicate a downward trend in the Bank's asset quality.

                                              September, 1996   June 30, 1996
                                              ----------------  --------------
Loans accounted for on a nonaccrual basis:
  Residential and Commercial Real Estate                8,791           7,617
  Consumer and Commercial                               2,802           1,864
                                                       ------          ------

     Total                                             11,593           9,481

Total real estate acquired through
foreclosure and other real estate owned:                4,760           5,771
                                                       ------          ------

     Total nonperforming assets                        16,353          15,252
                                                       ------          ------

Total nonperforming assets as a
percentage of total assets:                               .86%            .81%
                                                       ------          ------


COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996
-----------------------------------------------------------------------------
AND 1995
--------

GENERAL
-------

Northwest Savings Bank's net income for the three months ended September 30, 1996 was $4.4 million excluding a one-time assessment by Congress to recapitalize the Savings Association Insurance Fund (SAIF). This closely compares with net income of $4.5 million for the three months ended September 30, 1995. This slight decrease is due to a $350,000 one-time charge for the restructuring of the Bank's mortgage banking operation.


NET INTEREST INCOME
-------------------

For the three months ended September 30, 1996, total interest income increased by $4.7 million, or 14.6%, to $37.0 million compared to $32.3 million for the three months ended September 30, 1995. This increase primarily resulted from a $287.1 million, or 18.8%, increase in average interest earning assets to $1.813 billion for the three months ended September 30, 1996 from $1.526 billion for the three months ended September 30, 1995. Partially offsetting this increase was a decrease in the yield on average interest earning assets to 8.17% for the three months ended September 30, 1996 compared to 8.47% for the same period last year. In addition to internal growth, the increase in average interest earning assets was assisted by the acquisition of First Federal Savings Bank of Kane ("Kane") on March 30, 1996 with assets of approximately

$45.6 million and First National Bank of Centre Hall ("Centre Hall") on April 12, 1996 with assets of approximately $39.3 million.

Interest on loans increased by $4.0 million, or 15.1%, to $30.5 million for the quarter ended September 30, 1996 compared to $26.5 million during the same quarter last year. This increase resulted primarily from a $211.5 million, or 17.9%, increase in average loans outstanding to $1.392 billion for the quarter ended September 30, 1996 from $1.181 billion for the first quarter last year. Loan balances increased because of strong loan demand throughout fiscal 1996 and into the first quarter of 1997 as well as the acquisition of Kane and Centre Hall contributing approximately $32.8 million and $31.6 million of net loans, respectively. Partially offsetting the increase in interest on loans due to the increase in average balance was a decrease in the yield on average loans to 8.76% for the quarter ended September 30, 1996 from 8.99% for the comparable period last year. The decrease in average yield was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates. Also contributing to the decrease in yield was the substantial growth of the loan portfolio during a period of generally lower interest rates.

Interest on mortgage-backed securities increased by $661,000, or 16.0%, to $4.8 million for the three months ended September 30, 1996 from $4.1 million for the three months ended September 30, 1995. This increase resulted from a $46.5 million, or 19.1%, increase in the average balance of mortgage-backed securities to $289.5 million for the first quarter of fiscal 1997 from $243.0 million for the first quarter of fiscal 1996 as the Bank leveraged its capital by borrowing funds and purchasing mortgage-backed securities to realize an interest rate spread. Partially offsetting this increase was a decrease in the average yield to 6.61% during the quarter ended September 30, 1996 from 6.79% the previous year. This decrease in average yield resulted from the yields on variable rate mortgage-backed securities, representing approximately 75% of the portfolio, adjusting to lower levels than the prior year when market interest rates were generally higher.

Interest on investment securities increased $501,000, or 44%, to $1.6 million for the three months ended September 30, 1996 from $1.1 million for the three months ended September 30, 1995. This increase primarily resulted from a $36.5 million, or 53.8%, increase in the average balance of investment securities to $104.4 million for the quarter ended September 30, 1996 from $67.9 million for the same quarter last year. This increase in average balance resulted from the Bank purchasing additional securities for the investment portfolio to increase net interest income as well as approximately $9.3 million received from the Kane acquisition and $5.1 million as part of the Centre Hall acquisition. Partially offsetting the increase in volume was a decrease in average yield to 6.28% for the period ending September 30, 1996 from 6.71% for the period ending September 30, 1995. This decrease in average yield was the result of adding the aforementioned securities which had interest rates lower than the existing portfolio yield.

Interest income on interest earning deposits decreased by $431,000, or 79.4%, to $112,000 for the quarter ended September 30, 1996 from $543,000 for the quarter ended September 30, 1995.

This decrease was primarily the result of a $7.4 million, or 21.4%, decrease in the average balance to $27.1 million for the quarter ended September 30, 1996 from $34.5 million in the comparable period last year. This decrease in average balance resulted from the Bank reallocating funds from its interest earning deposit portfolio to loans which generally have higher interest rates. Also contributing to the decrease was a decrease in the average yield to 1.65% from 6.29%. This decrease in average yield resulted from a general decrease in short-term interest rates between comparable periods.

The Bank's interest expense increased by $3.3 million, or 20.2%, to $19.6 million for the three months ended September 30, 1996 from $16.3 million for the three months ended September 30, 1995. This increase resulted almost entirely from a $289.6 million, or 21.0%, increase in the average balances of interest-bearing liabilities to $1.670 billion for the quarter ended September 30, 1996 from $1.381 billion for the quarter ended September 30, 1995. The average cost of funds for the two comparable periods remained relatively constant at 4.70% for the three months ended September 30, 1996 compared to 4.73% for the three months ended September 30, 1995. The increase in average interest-bearing liabilities resulted from internal deposit growth along with the positive effect of the following three acquisitions: the purchase of a full service office in Pottsville with deposits of $23.8 million in November 1995, the acquisition of Kane with deposits of $37.9 million and the acquisition of Centre Hall with deposits of $34.3 million. Also contributing to the growth of interest-bearing liabilities was a $71.1 million increase in average borrowed funds to $172.4 million for the quarter ended September 30, 1996 from $101.3 million for the quarter ended September 30, 1995. Additional borrowings consisted primarily of Federal Home Loan Bank advances which were used to increase the Bank's portfolio of marketable securities in order to improve the Bank's net interest income.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.4 million, or 8.8%, to $17.4 million for the three months ended September 30, 1996 compared to $16.0 million for the three months ended September 30, 1995.


PROVISION FOR LOAN LOSSES
-------------------------

The provision for loan losses decreased to $217,000 for the three months ended September 30, 1996 from $281,000 for the three months ended September 30, 1995. These consistently low levels of loss provisions resulted from the Bank having accumulated sufficient general valuation allowances which, when coupled with continued high asset quality, resulted in little required additions to the Bank's allowance for losses.


NONINTEREST INCOME
------------------

Noninterest income increased by $516,000, or 47.5%, to $1.6 million for the three months ended September 30, 1996 from $1.1 million for the three months ended September 30, 1995. All components of the Bank's noninterest income improved from the prior year including service fee income from loans and deposits which increased $141,000, or 29.7%, to $616,000 for the three months ended September 30, 1996 from $475,000 for the three months ended September 30, 1995 as a result of substantial growth in loans and deposits. Gain on sale of real estate owned (REO) increased $108,000, or 88.5%, to $230,000 for the first quarter of fiscal 1997 from $122,000 for the first quarter of the prior year as a result of the successful sale of several foreclosed properties. Loss on sale of loans improved $132,000, or 71.0%, to $54,000 for the period ended September 30, 1996 from $186,000 for the same period last year. Approximately $98,000 of this improvement on the sale of loans resulted from the adoption of SFAS No. 122 "Accounting for Mortgage Servicing Rights" by the Bank effective July 1, 1996. This pronouncement requires the capitalization of mortgage servicing rights and recognition of related income.


NONINTEREST EXPENSE
-------------------

Noninterest expense increased by $2.2 million, or 23.2%, excluding a one-time assessment by Congress to recapitalize the SAIF. Including the SAIF assessment, noninterest expense increased by $10.7 million, or 115.1%, to $20.0 million for the three months ended September 30, 1996 from $9.3 million for the three months ended September 30, 1995. In addition to the one-time special assessment of $8.5 million to recapitalize the SAIF, other increases over the prior year included a $1.4 million, or 28.6%, increase in compensation and benefits expense to $6.3 million for the three months ended September 30, 1996 from $4.9 million for the three months ended September 30, 1995. This increase in compensation and benefits primarily resulted from the Bank's expansion during the past year and from normal salary growth. Occupancy and other office operations expenses increased by $257,000, or 16.0%, to $1.9 million for the current fiscal quarter from $1.6 million during the comparable period last year. These expenses also increased primarily as a result of the Bank's expansion. Other expenses increased by $444,000, or 111.8%, to $841,000 for the three months ended September 30, 1996 from $397,000 for the three months ended September 30, 1995. The primary reason for this increase in other expenses was a one-time charge of $350,000 recorded by the Bank during the current fiscal quarter related to the restructuring of the Bank's mortgage banking operations.


INCOME TAXES
------------

The provision for income taxes for the three months ended September 30, 1996 decreased $3.4 million, or 112.2%, to a benefit of $364,000 compared to a $2.9 million expense for the same period last year. This decrease primarily resulted from a decrease in income before taxes of $8.7 million due to the one-time SAIF assessment of $8.5 million accrued for in the first fiscal quarter of 1997.

PART II.  OTHER INFORMATION


LEGAL PROCEEDINGS
-----------------

On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint are Northwest Savings Bank, Northwest Bancorp, M.H.C., Ryan, Beck & Co., Inc., RP Financial, Inc., and the Bank's Board of Directors. The plaintiff seeks to represent persons who subscribed for and purchased stock in the Offering. The complaint alleges that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Securities Exchange Act of 1934 and sections 12(2) and 15 of the Securities Act of 1933) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Money damages and other relief is sought.

On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On December 14, 1995, the plaintiff appealed the District Court's decision to the United States Court of Appeals for the Third Circuit. Management intends to continue to vigorously defend against this action.

There are various other claims and lawsuits involving the Bank that are incidental to the Bank's business. In the opinion of management, no material loss is expected from any of these pending claims or lawsuits.


ACQUISITION OF BRIDGEVILLE SAVINGS BANK
---------------------------------------

In June 1996, the Bank entered into a definitive agreement to acquire Bridgeville Savings Bank which has one office in Bridgeville, Pennsylvania and assets of approximately $56.0 million. It is expected that this acquisition will be consummated in the first calendar quarter of 1997 and will be recorded using the purchase method of accounting. This acquisition is not expected to have a material effect on the consolidated financial statements of Northwest Savings Bank.

EXHIBITS AND REPORT ON FORM 8-K
-------------------------------

No Form 8-K reports were filed during the quarter.


CHANGES IN SECURITIES
---------------------

Not applicable.


DEFAULTS UPON SENIOR SECURITIES
-------------------------------

Not applicable.




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                                      13

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
---------------------------------------------------

None


EXHIBITS AND REPORTS
--------------------

None



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

                                       NORTHWEST SAVINGS BANK



Date: Nov, 13, 1996                By: /s/ John O. Hanna
      -------                         ---------------------------------
                                           John O. Hanna
                                           President and Chief Executive Officer



Date: Nov, 13, 1996                By: /s/ William J. Wagner
      -------                         ---------------------------------
                                           William J. Wagner
                                           Chief Financial Officer

                                      14